QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

DRAGONWAVE INC.
NOTICE OF 2013 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2013 annual general and special meeting of shareholders (the "Meeting") of DragonWave Inc. ("DragonWave" or the "Corporation") will be held at The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario, Canada on Thursday, June 13, 2013 at 10:00 a.m. (EDT), for the following purposes:

1.
to receive the annual audited financial statements of the Corporation as at and for the fiscal year ended February 28, 2013 and the auditors' report thereon, a copy of which is enclosed with this notice;

2.
to elect directors for the ensuing year;

3.
to reappoint Ernst & Young LLP as the auditor of the Corporation for the ensuing year at remuneration to be fixed by the Board of Directors of the Corporation;

4.
to consider and approve a resolution, the full text of which is reproduced as Appendix A to the accompanying Management Proxy Circular (the "Circular"), to provide for the replenishment of the number of stock options issuable under the stock option plan of the Corporation upon the exercise of options;

5.
to consider and approve a resolution, the full text of which is reproduced at Appendix B to the accompanying Circular, to approve all unallocated stock options under the stock option plan of the Corporation, as required by the rules of the Toronto Stock Exchange; and

6.
to transact such other business as may properly be brought before the Meeting.

The Board of Directors has fixed the close of business on May 13, 2013 as the "record date" for determining the Corporation's shareholders entitled to notice of and to vote at the Meeting. The Board of Directors has fixed 10:00 a.m. (EDT) on June 11, 2013, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment or the date of any postponed Meeting, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment or postponement thereof, shall be deposited with the Corporation's transfer agent, unless otherwise determined by the Chair of the Meeting in the Chair's sole discretion.

Management of the Corporation is soliciting the enclosed form of proxy. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular. The Circular is deemed to be incorporated by reference in and to form part of this notice.

By Order of the Board of Directors
Claude Haw Chair, Board of Directors of DragonWave Inc. May 13, 2013

QuickLinks

  Exhibit 99.2
DRAGONWAVE INC. NOTICE OF 2013 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS